                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549


                               FORM 11-K


                             ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES AND EXCHANGE ACT OF 1934


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                  OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ___________ to ____________

Commission File Number 0-8615


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    Business Records Corporation 401(k) Retirement Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

       BRC Holdings, Inc.
       1111 West Mockingbird Lane
       Suite 1400
       Dallas, Texas  75247

                The Index to Exhibits appears on Page 16.

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                BUSINESS RECORDS CORPORATION 401(k)
                                RETIREMENT SAVINGS PLAN AND TRUST

                                By Administrative Committee appointed
                                pursuant to the Plan:




                                Thomas E. Kiraly
                                Chief Financial Officer




                                Lisa A. Wigger
                                Corporate Controller




                                Michael D. Collins
                                Director - Employee Benefits, Cash
                                  Management and Investments




                                Jeannine C. Wright
                                Vice President



Date:  June 25, 1997

             BUSINESS RECORDS CORPORATION 401(k) RETIREMENT
                        SAVINGS PLAN AND TRUST

                     INDEX TO FINANCIAL STATEMENTS
                      AND SUPPLEMENTAL SCHEDULES


                                                               Page

Report of Independent Accountants -
  Price Waterhouse LLP                                           4

Financial Statements:

  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1996
    and 1995                                                     5

  Statement of Changes in Net Assets Available
    for Plan Benefits for the Year Ended
    December 31, 1996                                            6

Notes to Financial Statements                                    7

Supplemental Schedules: *

  Schedule I - Line 27a - Schedule of Assets Held
  for Investment Purposes                                       15

  Schedule II - Line 27d - Schedule of Reportable
  Transactions                                                  16



*All other schedules have been omitted because they are not applicable, are not required, or the information required to be set forth therein is included in the financial statements or the accompanying notes.

                    REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Business Records Corporation 401(k)
Retirement Savings Plan and Trust


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Business Records Corporation 401(k) Retirement Savings Plan and Trust at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reason-able assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information presented in Note H is for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Price Waterhouse LLP



Dallas, Texas
May 30, 1997

                      BUSINESS RECORDS CORPORATION
               401(k) RETIREMENT SAVINGS PLAN AND TRUST
         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                        December 31,
                                                   1996              1995

ASSETS:

Investments, at market (Note E)                 $20,448,934       $17,893,643

Interest receivable                                   6,125            82,375

Contributions receivable                            199,195           250,343

  Total assets                                   20,654,254        18,226,361

LIABILITIES:

Other payables                                      (64,056)          (35,638)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                 $20,590,198       $18,190,723



                  See notes to financial statements.

                      BUSINESS RECORDS CORPORATION
               401(k) RETIREMENT SAVINGS PLAN AND TRUST
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     Year Ended December 31, 1996



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Contributions:
    Participants                                $ 2,669,584
    Employer                                        612,264
                                                  3,281,848

  Investment income:
    Dividends                                     1,135,724
    Interest                                        203,839
    Net realized and unrealized
      gains/(losses)                                898,909

  Total additions                                 5,520,320

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Withdrawals by participants                    (3,108,298)

  Fund management expenses                          (12,547)

  Total deductions                               (3,120,845)

Net increase in Plan assets                       2,399,475

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                18,190,723

End of year                                     $20,590,198



                  See notes to financial statements.

                    BUSINESS RECORDS CORPORATION
             401(k) RETIREMENT SAVINGS PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS

                   Year Ended December 31, 1996

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Business Records Corporation 401(k) Retirement Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a nondiscriminatory retirement and savings plan for all full-time and part-time employees of BRC Holdings, Inc. and subsidiaries (the "Company" or "BRC") who elect to participate and have completed at least six months of service. Employees covered by a collective bargaining agreement are excluded from participation in the Plan if retirement benefits were the subject of good faith bargaining between the employees' representative and the employer and if the agreement does not require the employer to include such employees in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participating employees may elect to make salary reduction contributions to the Plan of up to fifteen percent of annual compensation, as defined by the Plan. The Company is required to make minimum contributions to the Plan in an amount equal to thirty-five percent of employee salary reduction contri-butions up to six percent of compensation. The Company may, at its discretion, make additional contributions. Employees contributing at the rate of six percent may elect to increase their salary reduction contributions up to an additional nine percent, which is not matched by the Company. Total individual employee contributions may not exceed the maximum dollar per year limit established by the Internal Revenue Code.

The Tax Reform Act of 1986 limits the employer contributions made to the Plan for highly compensated employees. Therefore, the limit on the maximum percentage of compensation of certain highly compensated employees (as defined in Section 414(q) of the Internal Revenue Code) that may be contributed to the Plan may be decreased from time to time as the Administrative Committee determines.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting of employer contributions is graduated based on years of service. A participant is 100% vested after five years of service.

Payment of Benefits

Upon termination of service, participants who are 100% vested may elect to receive either a lump-sum amount equal to the value of their accounts or periodic payments of substantially equal installments at least annually.

Expenses and Forfeitures

Forfeitures are used to reduce the Company's contributions to the Plan. Forfeitures were $79,005 in 1996. The Plan requires that the Company pay all administrative fees and expenses related to the Plan.

Amendments

Effective December 31, 1996, the Board of Directors of the Company approved the merger of the Clinical Resource Systems, Inc. ("CRS") 401(k) Plan previously adopted by CRS, a subsidiary of the Company, into the Plan. As a result of that merger, BRC assumed the liabilities of the CRS 401(k) Plan. In addition, the Board of Directors of the Company approved the participation of eligible employees of The Pace Group, Inc., a subsidiary of the Company, to participate in the Plan. All contributions to The Pace Group, Inc. 401(k) Profit Sharing Plan ceased effective December 31, 1996.

Effective January 1, 1997, the Plan was amended to address the sale of the Company's Election Business to American Information Systems, Inc. ("AIS"). This amendment provides employees of BRC transferring to AIS credit for employment at AIS for the purpose of determining the vested interest in the Company contribution and matching contribution accounts as if it was employ-ment at the Company and applying the provisions of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. Since the assets are stated at market value, unrealized appreciation and depreciation of the assets are reflected in the asset balances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments and Investment Income

The investment in the Company's common stock is valued at the closing price of the stock on the last business day of the year. Investments in the equity funds and the fixed income fund are valued at their quoted market prices on the last business day of the year. Investments in the guaranteed investment contract fund are recorded at cost which approximates market value.

Purchases and sales of securities are reflected on a trade-date basis. The statement of changes in net assets available for plan benefits includes net unrealized appreciation or depreciation for the year on investments held at the end of the year. Any realized gain or loss on sales of investments is based on cost adjusted for unrealized appreciation or depreciation at the beginning of the year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

NOTE C - NUMBER OF PARTICIPANTS

There were 934 participants in the Plan on December 31, 1996.

NOTE D - TAX STATUS

The Plan complies with federal requirements under ERISA and these financial statements are substantially identical to those prepared for inclusion in the annual report to be filed with the Department of Labor. The Internal Revenue Service has determined and informed the Company by a letter dated June 11, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE E - INVESTMENTS

All investments are held by the Trustee under a trust agreement dated October 1, 1994. The Trustee has authority for the purchase and sale of investments. The Plan provides that employer and employee contributions shall be invested in any one of five different investment funds. The investment funds available are as follows: BRC Stock Fund, Magellan Fund, Growth and Income Fund, Guaranteed Investment Contract Fund (GIC) and Fixed Income Bond Fund. There were no material changes during the year in investment policy of the Plan with respect to the kind of securities or other investments in which the funds held under the Plan may be invested.

A separate account is maintained for each participant within each fund. The account balances for participants are adjusted quarterly for: (a) participant contributions; (b) participant's share of employer contributions; (c) income; and (d) realized and unrealized gains and losses determined by the percentage which the participant's account balance at the beginning of the quarter bears to the total of all participants' account balances at that date.

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                             Shares, Units or
December 31, 1996                              Face Amount         Value

BRC Holdings, Inc. Common Stock                  121,019        $5,415,600

Fidelity Growth and Income Fund                  174,114        $5,350,528

Fidelity Magellan Fund                            64,686        $5,216,950

Fidelity Intermediate Bond Fund                   95,984        $  967,517

Wells Fargo Stable Asset Fund                  3,134,366        $3,134,366



                                             Shares, Units or
December 31, 1995                              Face Amount        Value

BRC Holdings, Inc. Common Stock                  123,971        $4,896,854

Fidelity Growth and Income Fund                  146,718        $3,968,728

Fidelity Magellan Fund                            54,233        $4,662,973

Fidelity Intermediate Bond Fund                   88,833        $  924,750

First Interstate Bankers GIC Fund              3,121,962        $3,121,962


NOTE F - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, the Company, by action of the Board of Directors, may terminate the Plan. In the event the Plan is terminated, the participants become fully vested and the net assets of the trust fund are distributed to the participants in proportion to their account balances.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31,
                                                              1996

Net assets available for benefits per
 the financial statements                                  $20,590,198
Amounts allocated to withdrawing participants                 (269,567)
Net assets available for benefits per the Form 5500        $20,320,631

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                          December 31,
                                                              1996

Benefits paid to participants per the financial
 statements                                                $3,108,298
Add:  Amounts allocated to withdrawing participants
 at December 31, 1996                                         269,567
Benefits paid to participants per the Form 5500            $3,377,865

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE H - FUND INFORMATION

Statement of Net Assets Available for Plan Benefits with Fund Information

                                                     Participant Directed
                                    BRC                                               Fixed
                                   Stock      Magellan     Growth and      GIC        Income
December 31, 1996     Total         Fund        Fund      Income Fund      Fund       Fund


ASSETS:

Investments,
 at market        $20,448,934   $5,415,888   $5,217,138   $ 5,719,106   $3,134,475    $962,327

Interest
 receivable             6,125           47          474           339           52       5,213

Contributions
  receivable          199,195       26,326       62,187        70,447       24,923      15,312

Total assets       20,654,254    5,442,261    5,279,799     5,789,892    3,159,450     982,852

LIABILITIES:

Other payables        (64,056)     (11,233)     (21,673)      (19,786)      (9,694)     (1,670)

Net Assets
 Available for
 Plan Benefits    $20,590,198   $5,431,028   $5,258,126   $ 5,770,106   $3,149,756    $981,182

                                                      Participant Directed
                                    BRC                                               Fixed
                                   Stock       Magellan    Growth and      GIC        Income
December 31, 1995     Total         Fund         Fund     Income Fund      Fund       Fund

ASSETS:

Investments,
 at market        $17,893,643   $4,975,445   $4,742,518   $ 4,039,368   $3,163,804    $972,508

Interest
 receivable            82,375          171           76        76,553           41       5,534

Contributions
  receivable          250,343       28,068       87,634        74,582       38,477      21,582

Total assets       18,226,361    5,003,684    4,830,228     4,190,503    3,202,322     999,624

LIABILITIES:

Other payables        (35,638)      (6,034)      (9,849)      (12,220)      (5,373)     (2,162)

Net Assets
 Available for
 Plan Benefits    $18,190,723   $4,997,650   $4,820,379   $ 4,178,283   $3,196,949    $997,462

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information

                                                      Participant Directed
                                  BRC                                                 Fixed
                                 Stock       Magellan    Growth and      GIC         Income
December 31, 1996     Total       Fund         Fund     Income Fund      Fund         Fund
ADDITIONS TO
  NET ASSETS
  ATTRIBUTED TO:

  Contributions:
    Participants  $ 2,669,584  $  427,339   $  845,109   $  820,840   $  379,411    $ 196,885
    Employer          612,264     104,467      200,540      187,662       77,550       42,045
                    3,281,848     531,806    1,045,649    1,008,502      456,961      238,930

  Investment
   income:
    Dividends       1,135,724         ---      819,612      258,059          ---       58,053
    Interest          203,839       1,068        4,108        1,133      191,314        6,216
    Net realized
      and unreal-
      ized gains/
      (losses)        898,909     602,526     (263,771)     591,291          ---      (31,137)

  Total additions   5,520,320   1,135,400    1,605,598    1,858,985      648,275      272,062

DEDUCTIONS FROM
  NET ASSETS
  ATTRIBUTED TO:

  Withdrawals by
    participants   (3,108,298)   (545,110)    (811,425)    (926,417)    (601,795)    (223,551)

  Transfers by
    participants            0    (156,912)    (356,426)     659,256      (81,126)     (64,792)

  Fund management
    expenses          (12,547)        ---          ---          ---      (12,547)         ---

  Total deductions (3,120,845)   (702,022)  (1,167,851)    (267,161)    (695,468)    (288,343)

Net increase in
  Plan assets       2,399,475     433,378      437,747    1,591,824      (47,193)     (16,281)

NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS:

Beginning of year  18,190,723   4,997,650    4,820,379    4,178,283    3,196,949      997,462

End of year       $20,590,198  $5,431,028   $5,258,126   $5,770,107   $3,149,756   $  981,181


                              SUPPLEMENTAL SCHEDULES

                            BUSINESS RECORDS CORPORATION
                     401(k) RETIREMENT SAVINGS PLAN AND TRUST
                           LINE 27a - SCHEDULE OF ASSETS
                           HELD FOR INVESTMENT PURPOSES

                                 December 31, 1996

                          Description of invest-
                          ment including maturity
Identity of issues,       date, rate of interest,
borrower, lesser or       collateral, par, or                                  Current
similar party             maturity value                         Cost           value


*BRC Holdings, Inc.       Common stock                        $ 2,248,297    $ 5,415,600

 Fidelity Growth and      Invests primarily in equity
   Income Fund            securities seeking a combination      4,197,847      5,350,528
                          of current income and capital
                          appreciation

 Fidelity Magellan Fund   Growth fund - long-term investment    4,759,585      5,216,950
                          in primarily equity securities

*Wells Fargo Stable       High quality fixed income and
   Asset Fund             money market securities               3,134,366      3,134,366

 Fidelity Intermediate    Investment grade debt securities -
   Bond Fund              average maturity of three to ten        985,542        967,517
                          years

 Fidelity Institutional   United States government - backed
   Cash Government #57    securities
   Fund                                                           369,301        369,301

   Cash                                                            (5,328)        (5,328)

                                                              $15,689,610    $20,448,934

*Party-in-interest

                                        BUSINESS RECORDS CORPORATION
                                  401(k) RETIREMENT SAVINGS PLAN AND TRUST
                               LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                        Year Ended December 31, 1996

                                                                                                  Current
                                                                          Expense                  value of
                                                                         incurred                  asset on
 Identity of      Description         Purchase       Selling   Lease        with        Cost of   transaction    Net gain
party involved     of asset             price          price   rental    transaction     asset       date        or (loss)


Various         BRC Holdings, Inc
                Common Stock         $  483,255          ---      ---           ---   $  483,255   $  483,255         ---

Various         BRC Holdings, Inc.
                Common Stock                ---   $  564,412      ---           ---      280,606      564,412    $283,806

Fidelity        Fidelity Magellan
                Fd #21                1,961,300          ---      ---           ---    1,961,300    1,961,300         ---

Fidelity        Fidelity Magellan
                Fd #21                      ---    1,106,826      ---           ---    1,049,701    1,106,826      57,125

Various         Bankers GIC Fund        631,505          ---      ---           ---      631,505      631,505         ---

Various         Bankers GIC Fund            ---      619,101      ---           ---      619,101      619,101         ---

Fidelity        Fidelity Growth &
                Income Fd #027        1,926,285          ---      ---           ---    1,926,285    1,926,285         ---

Fidelity        Fidelity Growth &
                Income Fd #027              ---    1,113,851      ---           ---      909,051    1,113,851     204,800

Fidelity        Fidelity Instit.
                Gov't #57             5,662,758          ---      ---           ---    5,662,758    5,662,758         ---

Fidelity        Fidelity Instit.
                Gov't #57                   ---    5,453,642      ---           ---    5,453,642    5,453,642         ---

                            INDEX TO EXHIBITS



                                                              Page



               1.  Consent of Price Waterhouse LLP........     18

                  CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of the Business Records Corporation 401(k) Retirement Savings Plan and Trust of Cronus Industries, Inc. of our report dated May 30, 1997 appearing on page 4 of this Form 11-K.


Price Waterhouse LLP



Dallas, Texas
June 24, 1997